Exhibit 21.1

List of Subsidiaries of Forward Industries, Inc.

1.	Forward Industries (IN), Inc., an Indiana Corporation;
2.	Forward Industries HK Limited, a Hong Kong Limited Company;
3.	Forward Industries (Switzerland) GmbH, a Switzerland GmbH
4.	Forward Asia Pacific Limited, a Hong Kong Limited Company
5.	Forward Ind. (UK) Limited, Limited Company of England and Wales

All subsidiaries are wholly-owned by Forward Industries, Inc. Each does business under its name as set forth above.